 Exhibit 99.1

SNDL Announces Overheads Restructuring Project and Operational Adjustments

CALGARY, AB, July 16, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or "The Company") today announced a restructuring project aimed at reducing corporate overheads and improving the efficiency of its organizational structure to position the Company for future growth. The project is expected to deliver over $20 million in annualized cost savings driven primarily by the optimization of corporate overhead spending, including the reduction in 106 full-time employees. The restructuring will require a one-time investment of $11 million over the next 18 months.

As part of these operational adjustments, SNDL is consolidating its Cannabis segments into a single unit under the leadership of Tyler Robson. This consolidation is intended to enhance efficiency, improve alignment and improve process speed within SNDL's vertical model.

"This restructuring project and segment consolidation are critical steps in our journey towards better capital deployment, improved agility, focus, and profitability, and will free up resources to invest in profitable growth opportunities," said Zachary George, Chief Executive Officer of SNDL. "We are committed to enhancing our organizational effectiveness by streamlining processes while leveraging technology and automation."

SNDL expects to achieve most of the anticipated annualized savings by mid-2025, while starting to capture some of the opportunities as early as Q3 2024.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, expectations regarding cost savings and restructuring charges, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 16-JUL-24